July 20, 2010

Douglas G. Boessen, Chief Financial Officer
Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207

RE: **Collective Brands, Inc.**
Form 10-K Fiscal Year Ended January 30, 2010
Filed March 26, 2010;
Form 8-K
Filed March 10, 2010
File No. 1-14770

Dear Mr. Boessen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

1. We note the extensive discussion of your business and detailed profit and loss table comprising the first four pages of your Management's Discussion and Analysis. Your introduction also highlights positive aspects of your business, including disclosure that you "successfully build a connection with [y]our customers," "creat[e] a great shopping experience," and are "one of the largest premium retailers." Please revise your overview in future filings to provide a brief and balanced description of the most important matters on which your executives focus in evaluating financial condition and operating performance. We note, for example, the two paragraphs under "Key 2009 Events," which appear to present all or some of the most important matters.

2. Additionally, we note the ratios and definitions provided for return on equity, return on net assets, and return on invested capital. It is unclear if and how you use these measures to manage the company. With a view to clarifying disclosure in future

filings, advise us if these are key performance indicators that you use to manage the company and, if so, explain how they are used.

Financial Statements
General

3. We note your disclosure on page 5 that you have entered into franchising arrangements to open several Payless ShoeSource stores internationally (i.e. Middle East, Philippines, Russia). Please address the following related to such arrangements:

- Please describe the nature of your relationship with your franchisees and provide us with a courtesy copy of a standard franchise agreement.
- Please tell us how you accounted for such arrangements, including how you plan to recognize revenue related to these franchises.
- Please tell us if your franchised stores and their results are included in your metrics listed on pages 26, 33 and throughout your Form 10-K (e.g.total stores open at year-end, net sales growth, unit volume, footwear unit volume, etc.)
- In connection with the point above, tell us how you plan to include, if applicable, your franchised stores in same-store sales, when such stores have been open for the required time-frame for this metric.

Part IV

Item 15. Exhibits

4. We note that exhibits 10.24 and 10.29 to the Form 10-K appear to exclude some or all schedules, attachments, or exhibits. In your next periodic report, please file these exhibits in their entirety as required by to Item 601(b)(10) of Regulation S-K or advise.

Form 8-K filed March 10, 2010

5. We note that you have presented several alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income. These represent full non-GAAP income statements which do not appear to be consistent with Regulation G. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance, refer to question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, staff accountant at (202) 551-3388 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (785) 559-7606